SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2009

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Interim Report for the three- and six-month periods ended June 30, 2009

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler`s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler`s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DAIMLER

Interim Report Q2 2009

Contents

4	Key Figures
6	Management Report
15	Mercedes-Benz Cars
16	Daimler Trucks
17	Mercedes-Benz Vans
18	Daimler Buses
19	Daimler Financial Services
20	Interim Consolidated Financial Statements
26	Notes to the Interim Consolidated Financial Statements
33	Addresses | Information
Financial Calendar 2009 | 2010

Cover photo:

The new Mercedes-Benz Actros Construction, a member of the Truck of the Year 2009 family, was launched just a few months ago. The third generation of the Mercedes-Benz Actros is one of the very best trucks available for long-distance haulage in Europe, and the new Actros Construction occupies this position in the construction sector. A special feature of the Actros Construction is its new powertrain with Mercedes-Benz PowerShift Offroad, an automated manual transmission. With its new features and improvements, the Actros Construction is better adapted than ever before for applications on construction sites.

Q2

Key figures

Amounts in millions of €	Q2 2009	Q2 2008	Change in %

Revenue	19,612	26,005	-25	(1)
Western Europe	9,264	12,747	-27
thereof Germany	4,730	6,022	-21
United States	4,130	4,852	-15
Other markets	6,218	8,406	-26
Employees (June 30)	257,427	274,999	-6
Research and development expenditure	1,160	1,120	+4
thereof capitalized development costs	358	289	+24
Investment in property, plant and equipment	554	713	-22
Cash provided by operating activities	3,900	122	.
EBIT	(1,005)	2,053	.
Net profit (loss)	(1,062)	1,395	.
Earnings (loss) per share (in €)	(0.99)	1.40	.

(1)  Adjusted for the effects of currency translation, decrease in revenue of 27%

Q1-2

Key figures

Amounts in millions of €	Q1-2 2009	Q1-2 2008	Change in %

Revenue	38,291	50,003	-23	(1)
Western Europe	18,100	24,283	-25
thereof Germany	9,257	11,271	-18
United States	8,329	9,870	-16
Other markets	11,862	15,850	-25
Employees (June 30)	257,427	274,999	-6
Research and development expenditure	2,276	2,185	+4
thereof capitalized development costs	689	572	+20
Investment in property, plant and equipment	1,242	1,536	-19
Cash provided by operating activities	6,426	1,352	.
EBIT	(2,431)	4,029	.
Net profit (loss)	(2,348)	2,727	.
Earnings (loss) per share (in €)	(2.37)	2.70	.

(1)  Adjusted for the effects of currency translation, decrease in revenue of 26%

Management Report

Business development impacted by global recession also in the second quarter

Group EBIT of minus €1,005 million (Q2 2008: plus €2,053 million)

Net loss of €1,062 million (Q2 2008: net profit of €1,395 million)

Revenue significantly below prior-year level at €19.6 billion

Operating profitability expected to improve gradually in the course of the year

Business development

World economy still contracting

The world economy continued its negative development in the second quarter of 2009. Economic output shrank especially in Western Europe, the United States and Japan due to the ongoing unfavorable development of industrial orders received, industrial production, inventories and exports. However, the available early indicators suggest that the recession has become less severe compared with the previous quarter. Some surveys of business sentiment have improved noticeably, although this has not yet been reflected in the real economy. After stock markets passed their lowest levels in March, some recovery was apparent in the second quarter. But there have been negative effects from raw-material prices, with some market players obviously betting at an early stage on the recovery of the world economy. The increase in the price of oil to more than US $70 per barrel is not yet appropriate for the still-fragile state of the global economy. Some emerging markets developed more positively than had been expected in the second quarter, China and India in particular.

The severe economic crisis had a substantial impact on global demand for motor vehicles also in the second quarter. In the United States, sales of cars and light trucks were a good 30% below the level of the prior-year quarter and thus at their lowest level for the past 27 years. Demand for cars also declined once again in Western Europe. However, unit sales gradually improved within the second quarter thanks to various state bonuses for scrapping old cars, and there was actually a year-on-year improvement in June. But the individual markets of Western Europe and the individual market segments continued to develop very disparately. In Germany, sales figures increased by more than 30% due to the booming small-car segment, while unit sales in the United Kingdom, Spain and many smaller markets continued to fall significantly. In Japan, demand for cars declined once again, although the situation improved gradually during the quarter due to state incentives for buyers of new cars. Development of demand for cars in the major emerging markets was varied. Whereas the Russian market shrank by almost a half, the Chinese market continued its strong growth thanks to state incentive programs.

Markets for commercial vehicles in Western Europe, the United States and Japan slumped in all segments in the second quarter. Medium and heavy trucks were the worst hit, with unit sales falling by between 40% and 60%. Demand for commercial vehicles also fell significantly in most of the emerging markets, particularly in the heavy-truck segment. The only revival of demand occurred in China as a result of various economic stimulus programs. Also thanks to state support actions, markets for light commercial vehicles in India and China grew significantly compared with the prior-year quarter.

Unit sales down by 31% in second quarter

In the second quarter of 2009, Daimler sold 391,500 cars and commercial vehicles worldwide, which was 31% fewer than in the same period of last year.

Mercedes-Benz Cars sold 287,200 vehicles in the second quarter (Q2 2008: 354,000). However, this figure was 24% higher than the number of vehicles sold in the first quarter of 2009, partially due to the full availability of the GLK compact sport-utility vehicle and the launch of the new E-Class. Unit sales by Daimler Trucks decreased compared with the prior-year quarter — by 56% to 54,100 vehicles — due to the worldwide market weakness. However, the division’s market share increased in nearly all major markets. Second-quarter sales of 41,900 vehicles by Mercedes-Benz Vans represent a drop of 47% compared with the record figure for the prior-year quarter. Unit sales by Daimler Buses decreased by 25% to 8,300 buses and chassis. The largest decline was to 4,200 units in the markets of Latin America (Q2 2008: 5,600). In Western Europe, however, unit sales decreased by only 18%. At Daimler Financial Services, new business fell by 16% compared with the prior-year quarter to €6.5 billion. Contract volume of €60.3 billion at the end of the second quarter of 2009 was similar to the level a year earlier but 5% lower than at December 31, 2008.

The Daimler Group’s second-quarter revenue decreased significantly from €26.0 billion in 2008 to €19.6 billion this year. Adjusted for exchange-rate effects, revenue fell by 27%.

The measures designed to improve efficiency and reduce costs that were already initiated in the first quarter and intensified in the period under review increasingly showed positive results in the second quarter, and were partially able to offset the burdens of lower unit sales and revenue.

Profitability

EBIT by segment

Amounts in millions of €	Q2 2009	Q2 2008	% change	Q1-2 2009	Q1-2 2008	% change

Mercedes-Benz Cars	(340)	1,212	.	(1,463)	2,364	.
Daimler Trucks	(508)	608	.	(650)	1,011	.
Mercedes-Benz Vans	(10)	262	.	(101)	448	.
Daimler Buses	49	170	-71	114	245	-53
Daimler Financial Services	79	183	-57	(88)	351	.
Reconciliation	(275)	(382)	28	(243)	(390)	38
Daimler Group	(1,005)	2,053	.	(2,431)	4,029	.

Daimler posted EBIT of minus €1,005 million for the second quarter of 2009 (Q2 2008: plus €2,053 million).

The decline in earnings was primarily the result of lower unit sales by Mercedes-Benz Cars, Daimler Trucks, Mercedes-Benz Vans and Daimler Buses. An additional factor was the charges related to optimizing and repositioning the business operations of our subsidiaries Mitsubishi Fuso Truck and Bus Corporation (€204 million) and Daimler Trucks North America (€13 million); see Note 3 of the Notes to the Unaudited Interim Consolidated Financial Statements for further information. Daimler Financial Services posted lower earnings due to the increased credit risks.

Earnings were additionally reduced by lower interest rates for discounting non-current provisions as well as by currency effects (in total €214 million). Due to the considerable increase in corporate insolvencies in Germany, annual contributions to the German Pension Protection Association can be expected to rise in 2009. The Group recognized proportionate provisions of €78 million for this purpose in the second quarter of 2009.

The fall in earnings was mitigated through measures taken by the Group to reduce costs and improve efficiency following the onset of the global economic crisis.

In the context of agreements reached with Chrysler, Cerberus and the Pension Benefit Guaranty Corporation (PBGC) concerning open issues with regard to Chrysler, Daimler relinquished its 19.9% equity interest in Chrysler effective June 3, 2009 and has committed to make three payments of US $200 million into Chrysler’s pension plans, one upon the signing of the agreements and one in each of the next two years. See Note 2 of the Notes to the Unaudited Interim Consolidated Financial Statements for further information on Chrysler. These agreements and the valuation of Chrysler-related assets resulted in a total expense of €387 million in the second quarter of 2009, which is included in the reconciliation to Group EBIT.

Earnings in the second quarter of 2008 were positively affected by the transfer of shares in EADS (€35 million). There was an opposing effect from charges of €373 million relating to our equity interest in Chrysler. Both items are included in the reconciliation to Group EBIT.

Compared to the first quarter of 2009, the Group was able to improve its operating results by approximately €0.4 billion; the earnings improvement is even more significant when the charges recognized in the second quarter of 2009 connected with our equity interest in Chrysler are excluded.

The special items shown in the following table affected EBIT in the second quarters and the first halves of the years 2009 and 2008:

Special items affecting EBIT

Amounts in millions of €	Q2 2009	Q2 2008	Q1-2 2009	Q1-2 2008

Daimler Trucks
Realignment of Mitsubishi Fuso Truck and Bus Corporation	(204)	—	(204)	—
Repositioning of Daimler Trucks North America	(13)	—	(58)	—

Reconciliation
Sale of real estate (Potsdamer Platz)	—	—	—	449
Gains related to the transfer of shares in EADS	—	35	—	137
Equity-method result Chrysler	—	(356)	—	(696)
Other expenses related to Chrysler	(387)	(17)	(347)	(168)

New management model	—	(63)	—	(108)

Mercedes-Benz Cars posted EBIT of minus €340 million in the second quarter, which was significantly below the result of the prior-year period (Q2 2008: EBIT of plus €1,212 million). Return on sales was minus 3.2% (Q2 2008: plus 9.4%).

The decline in earnings was mainly caused by the significant decrease in demand for automobiles and the resulting falls in unit sales in the NAFTA region, Germany and the other core European markets. Earnings were additionally reduced by ongoing price pressure and an unfavorable model mix. On the other hand, there were positive effects on earnings from the launch of the new E-Class sedan and E-Class coupe, from the measures taken to optimize operations, particularly in production and sales, and from measures designed to adjust personnel expenses.

Daimler Trucks recorded EBIT of minus €508 million, which was significantly less than the very high prior-year quarter EBIT of plus €608 million. The division’s return on sales amounted to minus 12.0% (Q2 2008: plus 8.2%).

The continuing decline in vehicle shipments was the main reason for the development of earnings in the second quarter of 2009. Other negative factors included charges as a result of the plan approved in May 2009 for the comprehensive realignment of the business operations of Mitsubishi Fuso Truck and Bus Corporation and the actions initiated last year for the repositioning of Daimler Trucks North America, which reduced second-quarter EBIT by €204 million and €13 million respectively. Currency effects also had a negative impact on earnings. There were positive effects from adjusted personnel expenses and other measures.

The Mercedes-Benz Vans division was also unable to escape the general market development and posted EBIT of minus €10 million for the second quarter (Q2 2008: plus €262 million); its return on sales was minus 0.7%, compared to plus 10.2% in the prior-year quarter.

Although the division’s market share increased, vehicle shipments decreased, resulting in significantly lower earnings in the second quarter. Positive effects resulted from efficiency improvements.

The Daimler Buses division achieved EBIT of €49 million and was thus unable to match the excellent earnings of the prior-year period (Q2 2008: €170 million). Return on sales amounted to 4.4% (Q2 2008: 12.9%).

The decrease in earnings was primarily due to the significant drop in demand. In addition to the ongoing contraction of markets in South America, Daimler Buses encountered a sharp drop in demand also in Mexico in the second quarter. In the United States, unit sales increased compared to the prior-year period. In Europe, the division’s city-bus business remained stable, while demand for coaches weakened.

Daimler Financial Services posted EBIT of €79 million for the second quarter of 2009 (Q2 2008: €183 million).

The decline in earnings was primarily due to higher expenses for credit risks as well as lower interest-rate margins. Expenses were also incurred for the expansion of the direct banking business at Mercedes-Benz Bank, which is designed to enhance sales support for the automotive divisions.

The reconciliation of the divisions’ EBIT to Group EBIT primarily reflects the proportionate results of the equity-method investment in EADS, expenses related to our equity interest in Chrysler, which was relinquished on June 3, 2009, and other items at the corporate level.

In the second quarter of 2009, Daimler’s proportionate share in the net profit of EADS amounted to €15 million (Q2 2008: €32 million). In the prior-year period, there was also a positive effect on Group EBIT from a gain of €35 million realized in connection with the transfer of EADS shares.

As a result of the agreements entered into in the second quarter of 2009 between Daimler, Chrysler, Cerberus and the Pension Benefit Guaranty Corporation (PBGC) (see also Note 2 of the Notes to the Unaudited Interim Consolidated Financial Statements) and the valuation of Chrysler-related assets, expenses of together €387 million were incurred. In the prior-year period, Group EBIT was reduced by the Group’s proportionate share in the losses of Chrysler (€356 million) and the impairment of rights contingent upon the development of residual values of Chrysler vehicles (minus €17 million).

The reconciliation also includes additional corporate expenses of €21 million (Q2 2008: €59 million) and gains of €118 million realized on the elimination of intersegment transactions (Q2 2008: expense of €17 million).

Net interest expense in the second quarter amounted to €207 million (Q2 2008: net interest income of €24 million). The decline in the net interest result was primarily due to falling net liquidity in the industrial business. Furthermore, the Group maintained higher levels of gross liquidity in the industrial business while financing liabilities also increased. It was only possible to reinvest the additional cash at comparatively low interest rates. The resulting negative interest-rate margin had a negative effect on the net interest result. Lower expected returns on pension-plan assets also contributed to this development.

There was an income-tax benefit of €150 million due to the fact that the Group posted a loss before income taxes in the second quarter of 2009 (Q2 2008: income-tax expense of €665 million).

Net loss from continuing operations and net loss each amounted to €1,062 million in the second quarter of 2009 (Q2 2008: net profit from continuing operations of €1,412 million and net profit of €1,395 million), equivalent to a loss per share of €0.99 for both metrics (Q2 2008: profit per share of €1.42 and €1.40, respectively).

For the first half of 2009, Daimler posted EBIT of minus €2,431 million (Q1-2 2008: plus €4,029 million).

The decline in earnings primarily reflects the sharp decrease in unit sales by Mercedes-Benz Cars, Daimler Trucks, Mercedes-Benz Vans and Daimler Buses in the first six months of this year. Charges related to the repositioning of parts of the business operations of the Daimler Trucks division (€262 million) and expenses related to Chrysler (€347 million) had a negative impact on earnings in the first half of the year.

In the first six months of last year, gains were realized on the sale of real estate at Potsdamer Platz (€449 million) and relating to the transfer of shares in EADS (€137 million); proportionate losses and impairment charges of together €864 million were recognized in connection with Chrysler.

For the first half of this year, Mercedes-Benz Cars posted EBIT of minus €1,463 million, which is significantly lower than the result of the prior-year period (Q1-2 2008: plus €2,364 million).

The main reasons for the decline in earnings are the drop in unit sales, ongoing price pressure and the unfavorable model mix. There were positive effects on earnings from the successful launch of the new E-Class models as well as from the business-optimization and measures for the adjustment of the personnel expenses, so the decline in earnings in the second quarter was significantly smaller than in the first quarter of 2009.

Daimler Trucks posted EBIT of minus €650 million for the first half of the year, which is significantly lower than in the prior-year period (Q1-2 2008: plus €1,011 million).

The earnings development was primarily the result of falling vehicle shipments. EBIT was also reduced by the measures initiated for the realignment of the business operations of Mitsubishi Fuso Truck and Bus Corporation (charges of €204 million) and Daimler Trucks North America (charges of €58 million) as well as by currency effects. Positive effects on earnings resulted from the adjustments of the personnel expenses and other measures.

The Mercedes-Benz Vans division posted EBIT of minus €101 million for the first half of 2009 (Q1-2 2008: plus €448 million).

Despite the sharp drop in unit sales, the division succeeded in increasing its market share compared to the first half of last year. Efficiency improvements had a positive impact on earnings.

The Daimler Buses division achieved EBIT of €114 million for the first half of this year, which was lower than the very high earnings of the prior-year period (Q1-2 2008: €245 million).

The earnings trend was influenced by global economic developments. Demand weakened significantly compared to the prior-year period, especially in the South American markets. In the United States, unit sales increased compared to the prior-year period. In Europe, the city-bus business remained stable, while demand for coaches weakened. The negative impact from falling unit sales was partially offset by additional efficiency improvements.

Daimler Financial Services posted EBIT of minus €88 million for the first half of the year (Q1-2 2008: plus €351 million). The worsened result was mainly caused by higher expenses for credit risks.

The negative earnings development was also the result of lower interest-rate margins, the expansion of Mercedes-Benz Bank’s direct banking business and losses on the sale of parts of the non-automotive leasing portfolio.

Items included in the reconciliation of the divisions’ EBIT to Group EBIT and described below reduced EBIT for the first half of the year by €243 million (Q1-2 2008: €390 million).

Daimler’s share of the first-half year earnings of EADS amounted to €98 million (Q1-2 2008: €54 million). In the prior-year period, Group EBIT was also positively impacted by a gain of €137 million relating to the transfer of shares in EADS.

In the first six months of 2009, the agreements, regulating among other things the complete redemption of the Group’s minority interest in Chrysler, and the valuation of Chrysler-related assets led to expenses totaling €347 million. In the prior-year period, Group EBIT was reduced by the proportionate share in the losses of Chrysler (€696 million) and the impairment of rights relating to residual values of Chrysler vehicles (€168 million).

Group EBIT for the first half of 2008 also included a gain of €449 million realized on the sale of real estate at Potsdamer Platz.

Furthermore, the reconciliation to Group EBIT includes corporate expenses of €133 million (Q1-2 2008: €150 million) and income of €139 million from the elimination of internal transactions (Q1-2 2008: expense of €16 million).

Net interest expense for the first half of 2009 amounted to €412 million (Q1-2 2008: net interest income of €57 million). The decrease is primarily related to the falling net liquidity in the industrial business. The net interest result was also affected by the negative interest-rate margin from maintaining high levels of gross liquidity in the industrial business while financing liabilities also rose. Lower expected returns on pension-plan assets also contributed to this negative development.

The income-tax benefit of €495 million for the first half of 2009 is the result of the Group’s pre-tax loss (Q1-2 2008: income-tax expense of €1,339 million).

First-half net loss from continuing operations and the first-half net loss each amounted to €2,348 million (Q1-2 2008: net profit from continuing operations of €2,747 million and net profit of €2,727 million), equivalent to a loss per share of €2.37 for both metrics (Q1-2 2008: profit per share of €2.72 and €2.70, respectively).

Cash flows

The presentation of cash flows has been changed compared with the prior year due to an amendment to the International Financial Reporting Standards (IFRS). All cash flows related to leased vehicles and receivables from financial services are now allocated to cash provided by operating activities. The figures for the prior-year period have been adjusted accordingly (see also Note 1 of the Notes to the Unaudited Interim Consolidated Financial Statements).

Cash provided by operating activities increased significantly in the first six months of 2009 to €6.4billion (Q1-2 2008: €1.4 billion). The negative effects from the lower net profit were offset by the development of inventories: Inventories decreased in the first six months of this year due to the adjustment of car production to the current market situation, but increased in the prior-year period. There were additional positive effects from the lower level of new leasing and sales-financing business (caused by lower unit sales) and the sale of non-automotive portfolios in the financial services business. Furthermore, there were minor tax refunds in the first half of 2009, compared to tax payments in the prior-year period. The effects from lower trade receivables and trade payables (also due to lower unit sales) were nearly neutral compared with the prior-year period.

Cash flows from investing activities in the first six months of 2009 resulted in a net cash outflow of €5.7 billion, compared with a net cash outflow of €2.0 billion in the first six months of last year. This development was almost solely the result of the purchase and sale of securities carried out in the context of liquidity management, which led to a net cash outflow of €3.8 billion. An additional factor was that investments in intangible assets resulted in a slightly higher cash outflow from capitalized development costs, while investments in property, plant and equipment were lower than in the prior-year period. Cash flows from investing activities in the prior-year period included inflows from the sale of real estate at Potsdamer Platz and from the sale of EADS shares in a total amount of €1.5 billion, as well as outflows for the granting of a loan to Chrysler (€1.0 billion) and for the acquisition of shares in Tognum (€0.6 billion).

Cash flows from financing activities resulted in a net cash inflow of €6.4 billion in the reporting period, mainly related to higher financing activities, but also to increased customer deposits in the direct banking business at Mercedes-Benz Bank. Furthermore, the capital increase from the issue of new shares led to a cash inflow of €1.95 billion. There was an opposing effect from the payment of the dividend for the year 2008 (€0.6 billion). The net cash outflow of €8.8 billion in the prior-year period primarily reflected the repayment of financing liabilities, the payment of the dividend for the year 2007 (€2.0 billion) and the share buyback program (€3.0 billion).

Cash and cash equivalents with an original maturity of three months or less increased compared with December 31, 2008 by €7.0 billion, after taking into consideration the effects of currency translation. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, increased by €10.8 billion to €18.8 billion, mainly as a result of cash inflows from the financing business. The high level of liquidity will decrease again during 2009, primarily due to the repayment of financing liabilities as they fall due.

The free cash flow of the industrial business, the parameter used by Daimler to measure the Group’s financing capability, was positive despite the difficult economic situation, and increased slightly by €0.2 billion to €0.3 billion.

The main reason for the increase of the free cash flow was the development of inventories combined with lower tax payments and investments in property, plant and equipment, which offset the negative effects from the divisions’ earnings.

Free cash flow of the industrial business

Amounts in millions of €	Q1-2 2009	Q1-2 2008	09/08 change

Cash provided by operating activities	2,118	2,534	(416)
Cash provided by (used for) investing activities	(4,790)	(2,105)	(2,685)
Changes in cash (>3 months) and marketable securities included in liquidity	2,941	(309)	3,250
Free cash flow of the industrial business	269	120	149

The net liquidity of the industrial business increased by €1.5 billion to €4.6 billion.

Net liquidity of the industrial business

Amounts in millions of €	June 30, 2009	Dec. 31, 2008	09/08 change

Cash and cash equivalents	9,432	4,664	4,768
Marketable securities and long-term deposits	3,954	959	2,995
Liquidity	13,386	5,623	7,763
Financing liabilities	(10,339)	(4,448)	(5,891)
Market valuation and currency hedges for financing liabilities	1,525	1,931	(406)
Financing liabilities (nominal)	(8,814)	(2,517)	(6,297)
Net liquidity	4,572	3,106	1,466

The increase in net liquidity was primarily caused by the capital increase from the issue of new shares (€1.95 billion) and the positive free cash flow. On the other hand, the net liquidity of the industrial business was reduced by the payment of the dividend for the year 2008.

Net debt at Group level, which is primarily related to the refinancing of the leasing and sales-financing business, decreased by €5.0 billion compared with December 31, 2008. In addition to the development in the industrial business, this was primarily due to the positive free cash flow in the financial services business, which was mainly caused by the lower new business resulting from lower vehicle sales. These effects were partially offset by currency translation effects.

Net debt of the Daimler Group

Amounts in millions of €	June 30, 2009	Dec. 31, 2008	09/08 change

Cash and cash equivalents	13,928	6,912	7,016
Marketable securities and long-term deposits	4,888	1,091	3,797
Liquidity	18,816	8,003	10,813
Financing liabilities	(64,021)	(58,637)	(5,384)
Market valuation and currency hedges for financing liabilities	1,525	1,931	(406)
Financing liabilities (nominal)	(62,496)	(56,706)	(5,790)
Net debt	(43,680)	(48,703)	5,023

Balance sheet structure

Compared with December 31, 2008, the balance sheet total increased by €2.8 billion to €135.0 billion. Adjusted for exchange-rate effects, there was an increase of €2.0 billion. The financial services business accounted for €67.7 billion of the balance sheet total (December 31, 2008: €67.7 billion), equivalent to 50% of the Daimler Group’s total assets (December 31, 2008: 51%).

Intangible assets increased to €6.3 billion (December 31, 2008: €6.0 billion). The increase was primarily related to capitalized development costs, caused by expenditures for the development of new models and drive components.

Property, plant and equipment amounted to €16.0 billion, the same level as at December 31, 2008. The main areas of investments were for the E- and S-Class vehicles at the Mercedes-Benz Cars division and new drive components at the Daimler Trucks division.

Equipment on operating leases and receivables from financial services decreased by €2.7 billion or 4% to €58.4 billion, equivalent to 43% of the balance sheet total (December 31, 2008: €61.1 billion and 46%). Adjusted for exchange-rate effects, the decrease amounted to €3.4 billion or 6%. The reduction is primarily due to a lower volume of new leasing and financing business caused by the development of unit sales. In addition, parts of the non-automotive leasing and financing portfolio were sold during the first six months of 2009 with a carrying amount of €0.6 billion.

Investments accounted for using the equity method (€3.9 billion) mainly comprise the carrying amounts of our interests in EADS, Tognum and Kamaz. The deviation of minus €0.4 billion mainly relates to the interests in EADS.

Inventories decreased by €3.2 billion (-19%) to €13.6 billion, accounting for 10% of the balance sheet total. The decrease is primarily attributable to both new and used vehicle inventories, reached by an active asset management in all automotive divisions.

In line with the development of unit sales, trade receivables fell by 14% to €6.0 billion (December 31, 2008: €7.0 billion).

Other financial assets (€10.9 billion) primarily comprise securities, derivative financial instruments, loans and other receivables due from third parties. The increase of €2.9 billion primarily reflects the acquisition of securities in connection with liquidity management. There was an opposing effect from reductions in the carrying amount of derivative financial instruments due to changed currency exchange rates.

Compared with December 31, 2008, cash and cash equivalents increased by €7.0 billion to €13.9 billion. The change was primarily related to increased customer deposits in the direct banking business and the issue of new shares for acquisition by Aabar Investments PJSC.

Provisions accounted for 14% of the balance sheet total. They primarily comprise warranty, personnel and pension obligations and at €18.6 billion were higher than at December 31, 2008 (€18.2 billion). The increase resulted from higher provisions for income taxes and pensions. Provisions for product warranties and for obligations in the area of personnel and social security decreased, however.

As a consequence of the adjusted levels of production due to the current market situation, trade payables decreased by 9% to €5.9 billion.

Financing liabilities increased by €5.4 billion to €64.0 billion, accounting for 47% of the balance sheet total (December 31, 2008: 44%). The increase was due not only to exchange-rate effects, but also to the growth in customers’ deposits in Mercedes-Benz Bank’s direct banking business, which rose by €7.6 billion to €13.6 billion.

Other financial liabilities fell by €0.6 billion to €9.7 billion, mainly related to liabilities from derivative financial instruments.

The Group’s equity decreased by €1.3 billion compared with December 31, 2008. The net loss of €2.3 billion and the dividend payout for 2008 (€0.6 billion) were partly offset by the capital increase through the issue of new shares (€1.95 billion). The equity ratio was 23.3% for the Group (December 31, 2008: 24.3%) and 39.8% for the industrial business (December 31, 2008: 42.7%). The equity ratios as of December 31, 2008 are adjusted by the dividend payment for the year 2008.

Workforce

At the end of the second quarter of 2009, 257,400 people were employed by Daimler worldwide (end of Q2 2008: 275,000). Of that total, 162,800 people were employed in Germany (end of Q2 2008: 168,300). The reduction in worldwide employment was primarily the result of repositioning the Group’s truck business in North America, the expiry of limited-period employment contracts, and employees leaving the Group in the context of early retirement agreements. Due to the difficult sales situation, nearly all of the car and commercial-vehicle plants in Germany are affected by short-time work. At the end of June 2009, approximately 41,000 persons were on short-time work at Daimler AG.

In order to achieve further savings in labor costs, working time for nearly all of the employees of Daimler AG who were not on short-time work was reduced by 8.75% with a corresponding cut in earnings as of May 2009. In addition, it was agreed with the Central Labor Council of Daimler AG that the allowance paid to employees on short-time work would be reduced and that the wage-tariff increase scheduled for May 2009 would be postponed by five months. Daimler’s Board of Management and top executives are also included in the cost reductions and are voluntarily waiving a part of their monthly remuneration.

Changes in the Supervisory Board and the Board of Management

On April 8, 2009, the Annual Meeting of Daimler AG elected Lloyd G. Trotter and Gerard Kleisterlee as members of the Supervisory Board to succeed the two departing members, William A. Owens and Dr. Mark Wössner. Lloyd G. Trotter, a member of the Board of Directors of PepsiCo Inc. and of Textron Inc. and former President & CEO of the General Electric Group’s Industrial Division, and Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics and a member of the Board of Directors of De Nederlandsche Bank NV, have been elected as members of the Supervisory Board for the period until the end of the Annual Meeting in 2014.

Immediately after this year’s Annual Meeting, Wilfried Porth took up his position as Member of the Board of Management of Daimler AG for Human Resources and Labor Relations Director. He succeeded to Günther Fleig, who stepped down from the Board of Management as of the end of the Annual Meeting.

On April 30, Dr. Rüdiger Grube stepped down from the Board of Management of Daimler AG. He was appointed as Chairman of the Board of Management of German Railways (Deutsche Bahn AG) effective May 1. No successor has been appointed to his previous position and his Board of Management responsibilities of corporate development will be shared between the Board of Management Chairman, the CFO and the Member for Human Resources.

Daimler separated from Chrysler

Within the framework of agreements entered into by Daimler AG, Chrysler, Cerberus and the US Pension Benefit Guaranty Corporation (PBGC) in the second quarter of 2009, it was specified that Daimler’s 19.9% equity interest in Chrysler would be redeemed and that Daimler would waive the repayment of the loans granted to Chrysler, which were fully impaired in the year-end financial statements for 2008. In addition, Daimler has declared that it will pay cash contributions to Chrysler’s pension plans of US $200 million for each of the years 2009 through 2011; the payment for the year 2009 was made in June. The pension guaranty of US $1 billion existing towards the PBGC until then was reduced to an amount of US $200 million and runs until August 2012.

Outlook

The statements made in the Outlook section of this Interim Report are based on the current assumptions of the Daimler management. In turn, those assumptions are based on the expectations for general economic developments described below and the targets set by our divisions. Expectations for future business developments reflect the opportunities and risks arising from the prevailing market conditions and competitive situations as the year progresses.

With regard to existing opportunities and risks, we refer to the statements made in our Annual Report 2008 and the notes on forward-looking statements at the end of this Management Report. We are aware that forecasts have to be regarded as highly uncertain in the present environment. Another factor is that no reliable statements can currently be made on how quickly the economic stimulus packages decided upon by the governments of various countries will actually contribute to the recovery of financial markets and markets for products.

Towards the middle of this year, fears were confirmed that the world economy would experience a slump of historic dimensions in 2009. Even if most analysts’ assessment that the worst of the recession is now behind us proves to be accurate, economic output in the full year will be significantly lower than in 2008, solely as a result of the loss in output that has occurred so far. Without the solid contributions to growth from China and India, the outlook for the world economy would be even more serious. The synchronicity and depth of the global recession are unique in the postwar period, and many economies will experience slumps of historical dimensions. This applies in particular to export-oriented economies such as Japan and Germany, which have been hit especially hard by a probable double-digit drop in global trade. Hopes are now based on the extensive economic stimulus packages passed by the governments of various countries, but which will not take full effect until the second half of the year. In combination with central banks’ significantly expansive monetary policies and favorable inflation rates, the world economy should be able to stabilize in the near future and then progress into a phase of moderate recovery. But a key requirement for this development will be that financial markets and credit markets function better and become more stable; their condition at present is dampening growth rather than promoting it, however. But due to the extent of the recession, it is already quite clear today that the way back to old levels of economic output will take much longer in many countries than after previous crises.

The deep economic recession will have an enormous impact on the global demand for motor vehicles in 2009. From today’s perspective, global demand for passenger cars will fall by 10% to 15% compared with last year. The world’s three major markets – the United States, Western Europe and Japan – are particularly affected by the crisis. A significant slump in demand is to be expected in the United States and Japan, despite state incentives to buy new cars. In Western Europe, unit sales of cars will also fall compared with 2008. However, the market decline will be significantly cushioned by extensive state support programs. Falling demand for cars is to be anticipated also in most of the emerging markets, with massive market contraction in Eastern Europe and Russia. On the other hand, state support packages in India and especially in China will lead to growing sales of cars in 2009.

Global commercial-vehicle markets are also affected by massive drops in demand. From today’s perspective, there are likely to be slumps in sales of medium and heavy commercial vehicles in the three major regions – of between 40% and 50% year-on-year in Western Europe and Japan and of between 30% and 40% in the NAFTA region. Unit sales of trucks are expected to decline significantly also in most of the emerging markets. In Eastern Europe and Russia, demand for medium and heavy commercial vehicles is likely to fall by more than 50%. In China, however, demand should be stabilized by the state economic stimulus package. We do not foresee a gradual market recovery before the beginning of 2010.

Expectations are also dampened for the van markets of the three major regions. Demand will fall sharply especially in Western Europe, probably by 30% to 40%.

Sales of city buses are expected to show a stable development this year, but market conditions for coaches are likely to remain difficult.

Based on the divisions’ planning, Daimler expects its total unit sales to decrease significantly in the year 2009 (2008: 2.1 million vehicles).

Mercedes-Benz Cars anticipates a revival of business in the second half of the year. Sales impetus will be provided not only by the full availability of the new E-Class sedan and the E-Class coupe, but also by the new generation of the S-Class, which was launched at the end of June 2009. With the S 400 HYBRID and additional high-volume BlueEFFICIENCY models, we will supplement our entire model range with particularly environmentally friendly and fuel-efficient drive systems. Furthermore, the GLK compact sport-utility vehicle has been available with the new four-cylinder diesel engine as an entry model since the end of March 2009, and the E-Class station wagon will be launched this autumn. With the smart fortwo, we will utilize new sales potential this year with launches in important growth markets such as China and Brazil. However, Mercedes-Benz Cars will not be able to fully compensate for the weakness in the first half of this year of some major sales markets and in particular of the market segments important to us. Overall, the division’s unit sales will therefore be lower in 2009 than in the prior year. We anticipate lower volumes above all in the markets of the United States, Western Europe and Japan. Unit sales should be partially stabilized by growth in the emerging markets, however, particularly in China. In total, we expect unit sales in the second half of the year to be higher than in the first half.

Based on the expected development of unit sales, Mercedes-Benz Cars anticipates a gradual improvement in profitability so that a positive operating result should be achieved in the second half of the year.

As a result of the continuing global economic crisis, Daimler Trucks expects its unit sales to fall significantly in full-year 2009. From today’s perspective, we assume that unit sales in the second half of the year will be at the same level as in the first half and that our market shares will at least remain stable.

The decline in unit sales will also have an impact on the division’s earnings. The measures we have taken to reduce costs will only partially offset that negative effect. The expenses of the measures we have initiated to reposition and restructure Daimler Trucks North America and Mitsubishi Fuso will reduce EBIT in full-year 2009.

Due to the ongoing recession in major economies, the Mercedes-Benz Vans division expects unit sales in the second half of the year to be only slightly higher than in the first half. Based on the countermeasures that have been taken, we expect a slight improvement in the earnings situation in the coming quarters. The US business will be reorganized at the end of the year due to the expiry of the distribution agreement with Chrysler for the US and Canadian markets.

Daimler Buses assumes that demand in its core markets will stabilize at current levels. We continue to expect EBIT to be positive in the second half of the year, despite higher research and development spending for new products.

Daimler Financial Services anticipates rising credit defaults and continued high refinancing expenses in full-year 2009. We will strive to compensate for the increased costs at least partially through our efficiency programs. We expect our operating result for the second half of the year to be slightly positive. Contract volume is expected to decrease compared with 2008.

We assume that the Daimler Group’s total revenue will decrease significantly in full-year 2009 (2008: €95.9 billion).

As a result of reduced production volumes and the targeted productivity advances, we assume that the number of employees at the end of 2009 will be lower than a year earlier.

At the Group level, we have taken measures with the aim of reducing costs and avoiding additional expenditure in a total amount of €4 billion. As well as reducing labor costs, these actions include reducing fixed costs and further streamlining the Group’s organizational structures. The measures taken supplement the existing efficiency-enhancing programs. In addition, we are examining projects and postponing those that are not directly relevant to our competitiveness.

Based on these measures, which will have a full impact in the second half of the year, and due to the launch of the new E-Class, we anticipate a gradual improvement in the Daimler Group’s operating profitability in the course of the year.

Forward-looking statements in this Interim Report:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region and in Asia; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Mercedes-Benz Cars

Unit sales down by 19% compared with Q2 2008 due to market conditions

Sales impetus from new E-Class models

Successful launch of S-Class HYBRID

Market development leads to EBIT of minus €340 million (Q1 2008: plus €1,212 million)

Amounts in millions of €	Q2 2009	Q2 2008	% change

EBIT	(340)	1,212	.
Revenue	10,568	12,921	-18
Unit sales	287,243	353,976	-19
Production	243,626	368,083	-34
Employees (June 30)	93,873	98,011	-4

Unit sales	Q2 2009	Q2 2008	% change

Total	287,243	353,976	-19
Western Europe	171,634	210,277	-18
Germany	87,564	94,975	-8
United States	50,714	68,341	-26
China	14,846	11,668	+27
Other markets	50,049	63,690	-21

Unit sales, revenue and EBIT below prior-year levels

In a still-difficult market environment worldwide, Mercedes-Benz Cars sold 287,200 vehicles in the second quarter of this year (Q2 2008: 354,000). So although unit sales were 19% below the very good prior-year figure, the car division posted a significant 24% increase compared with the first quarter of 2009, due in part to the full availability of GLK the compact sport-utility vehicle and the launch of the new E-Class. Revenue fell by 18% compared with the second quarter of last year to €10.6 billion. EBIT amounted to minus €340 million (Q2 2008: plus €1,212 million).

Sales impetus from new E-Class models

The new E-Class has provided Mercedes-Benz with renewed sales impetus. In Europe, shipments of the sedan version started at the end of March and of the coupe at the beginning of May. The sedan regained market leadership in its comparative segment in May. In the second quarter, sales of the E-Class segment amounted to 50,700 units (Q2 2008: 51,200). In the S-Class segment, Mercedes-Benz shipped 14,500 vehicles (Q2 2008: 28,000) and defended its leading position in this segment despite the changeover to the new generation in June. Mercedes-Benz sold 86,600 units of the C-Class models (Q2 2008:128,200); the reduction was partially caused by the phasing out of the CLK. The C-Class sedan continued to defend its position as worldwide market leader. In the SUV segment (M-, R-, GL-, GLK- and G-Class), Mercedes-Benz shipped 42,900 vehicles, surpassing the unit sales for the prior-year quarter thanks to the full availability of the GLK (Q2 2008: 42,600). 57,900 A- and B-Class cars were sold (Q2 2008: 62,000).

Mercedes-Benz Cars sold 33,500 smart fortwo cars in the second quarter of this year (Q2 2008: 39,500).

Mercedes-Benz Cars’ unit sales of 171,600 vehicles in Western Europe were below the figure for the prior-year quarter due to market conditions (Q2 2008: 210,300). In the United States, Mercedes-Benz once again gained market share despite lower unit sales of 50,700 vehicles (Q2 2008: 68,300). The development of unit sales in China is still positive, and Mercedes-Benz Cars performed better than the market as a whole with an increase of 27% to 14,800 vehicles in the second quarter.

S 400 HYBRID is first series-production vehicle with lithium-ion battery

The first hybrid vehicle from Mercedes-Benz has been available since the end of June: the S 400 HYBRID. This S-Class model is equipped with a lithium-ion battery and is the world’s most economical gasoline luxury sedan with fuel consumption of just 7.9 liters per 100 kilometers. And since June, three newly developed gasoline engines with direct fuel injection have been available for the C-Class. They lift performance and driving pleasure to new levels while delivering exemplary fuel efficiency.

Measures taken to generate cash flows

As a result of active inventory management, stocks of vehicles at dealerships and sales companies have been reduced to the targeted levels. We have also achieved further improvements in the fields of manufacturing efficiency and quality, and consistently reviewed investments with regard to their strategic relevance.

Q1-2

Amounts in millions of €	Q1-2 2009	Q1-2 2008	% change

EBIT	(1,463)	2,364	.
Revenue	19,635	25,418	-23
Unit sales	518,436	672,261	-23
Production	451,996	718,794	-37
Employees (June 30)	93,873	98,011	-4

Unit sales	Q1-2 2009	Q1-2 2008	% change

Total	518,436	672,261	-23
Western Europe	305,019	388,751	-22
Germany	147,558	168,788	-13
United States	94,641	135,560	-30
China	26,061	23,627	+10
Other markets	92,715	124,323	-25

Daimler Trucks

Unit sales of 54,100 trucks are 56% lower than prior-year figure

Realignment of Mitsubishi Fuso Truck and Bus Corporation

Environmental Technology Prize for Atego BlueTec Hybrid

EBIT significantly below prior-year level due to worldwide market developments

Amounts in millions of €	Q2 2009	Q2 2008	% change

EBIT	(508)	608	.
Revenue	4,217	7,385	-43
Unit sales	54,134	122,809	-56
Production	45,547	123,151	-63
Employees (June 30)	70,438	80,839	-13

Unit sales	Q2 2009	Q2 2008	% change

Total	54,134	122,809	-56
Western Europe	9,262	23,601	-61
Germany	4,965	10,122	-51
United States	10,812	19,975	-46
Latin America (excluding Mexico)	8,433	16,618	-49
Asia	16,655	37,614	-56
Other markets	8,972	25,001	-64

Unit sales, revenue and earnings below prior-year level, as expected

As a result of the ongoing worldwide market weakness, Daimler Trucks’ second-quarter unit sales decreased by 56% to 54,100 units. However, the division’s market share increased in nearly all major markets. Revenue fell from €7.4 billion to €4.2 billion. Due to market developments, EBIT of only minus €508 million was achieved (Q2 2008: €608 million).

Unit sales remain low in all markets

Sales of 22,000 vehicles by Trucks Europe/Latin America (Mercedes-Benz) were significantly below the record level of the prior-year quarter, as expected. There were sharp declines in Western Europe (-60%) and South America (-30%), although in Germany, our most important market, the fall in unit sales was significantly lower than in our other Western European markets. Unit sales in Eastern Europe fell at above-average rates; once again, this was mainly due to financing difficulties.

With no signs of improvement in the overall economic situation once again in the second quarter, Trucks NAFTA (Freightliner, Western Star, Thomas Built Buses) sold 13,200 vehicles, which was significantly lower than the number sold in the prior-year quarter (-51%). An above-average decline was recorded in Mexico (-72%). This was due not only to the global economic crisis, but also to the pull-forward effect before the introduction of the EPA 04 emission limits in August 2008.

Trucks Asia (Mitsubishi Fuso) sold 18,900 vehicles (Q2 2008: 49,200). While unit sales in Japan fell by 44%, there was a slump of 67% in the regions outside Japan due to economic developments.

Realignment of Mitsubishi Fuso Truck and Bus Corporation

With the realignment of the operating business of Mitsubishi Fuso Truck and Bus Corporation that was announced in May, the division is reacting to structural changes in the worldwide commercial-vehicle market. The actions taken with effects in the medium and long term include streamlining the product portfolio, reorganizing the plant network, consolidating and strengthening the Japanese dealer network, further developing the international spare-parts business, and optimizing material expenses and fixed overheads. The realignment aims to achieve annual earnings improvements of 100 billion yen as of 2011.

Continued focus on penetrating Indian volume market

This April, the termination was announced of the Daimler Hero Commercial Vehicles Ltd. joint venture in India. Due to economic conditions, the Hero Group is concentrating on its core business and has transferred its 40% share in the joint venture to Daimler Trucks. Daimler Trucks maintains its plans to penetrate the Indian market with light, medium and heavy commercial vehicles.

Further environmental initiatives by Mercedes-Benz

At the beginning of June, the first results were presented of pilot trials using fuel from sustainable production. The trials were performed by Mercedes-Benz, Deutsche Post DHL, OMV (an energy company), the Stuttgart urban transport company and Neste Oil of Finland. The combustion process with diesel fuel produced from hydrogenated vegetable oil results in significantly lower emissions of pollutants. In addition, at the end of June the Atego BlueTec Hybrid was awarded the Environmental Technology Prize of the Baden-Württemberg Ministry of the Environment.

Q1-2

Amounts in millions of €	Q1-2 2009	Q1-2 2008	% change

EBIT	(650)	1,011	.
Revenue	9,135	13,712	-33
Unit sales	119,539	230,537	-48
Production	104,349	236,471	-56
Employees (June 30)	70,438	80,839	-13

Unit sales	Q1-2 2009	Q1-2 2008	% change

Total	119,539	230,537	-48
Western Europe	21,478	40,341	-47
Germany	11,784	16,844	-30
United States	24,560	41,179	-40
Latin America (excluding Mexico)	15,715	29,912	-47
Asia	38,790	73,327	-47
Other markets	18,996	45,778	-59

Mercedes-Benz Vans

Unit sales substantially below prior-year level at 41,900 vehicles

Sprinter wins “Best Commercial Vehicles 2009” award

New diesel engines and ecological transmissions successfully launched in the Sprinter

EBIT of minus €10 million (Q2 2008: €262 million)

Amounts in millions of €	Q2 2009	Q2 2008	% change

EBIT	(10)	262	.
Revenue	1,481	2,557	-42
Unit sales	41,871	78,629	-47
Production	34,765	85,327	-59
Employees (June 30)	15,773	17,840	-12

Unit sales	Q2 2009	Q2 2008	% change

Total	41,871	78,629	-47
Western Europe	32,915	56,346	-42
Germany	15,999	19,551	-18
United States	40	5,614	-99
Latin America (excluding Mexico)	2,071	3,363	-38
Asia	1,342	2,386	-44
Other markets	5,503	10,920	-50

Unit sales, revenue and EBIT impacted by weak market

In the second quarter of this year, Mercedes-Benz Vans significantly increased its unit sales compared with the first quarter to 41,900 vehicles, but was not able to approach the record figure for the prior-year period (Q2 2008: 78,600). Revenue of €1.5 billion was also significantly lower than in the second quarter of last year. EBIT amounted to minus €10 million (Q2 2008: €262 million).

Mercedes-Benz Vans still in a difficult market environment

In a still very difficult market environment, Mercedes-Benz Vans posted a 47% decrease in unit sales to 41,900 vehicles. Unit sales fell by double-digit percentages compared with the prior-year quarter in all Western European key markets including Germany, the United Kingdom, France, Italy, Spain and the Netherlands. EU member states in Central and Eastern Europe suffered more from the effects of the financial and economic crisis than the Western European markets.

All Mercedes-Benz van models were affected by the global economic slump and the resulting drop in demand. Worldwide unit sales of the Sprinter fell by 50% compared with the same period of last year to 25,000 vehicles. Second-quarter unit sales of the Vito and Viano models decreased by 40% to 16,100 vehicles.

Despite the sharp market contraction of recent months, Mercedes-Benz Vans was able to strengthen its market position in Europe in the segment of mid-size and large vans and increased its market share by 0.7 of a percentage point to 16.5% in the second quarter.

In the period under review, the division succeeded in gaining major orders from Royal Mail in England and Belgacom in Belgium.

New diesel engines and eco-transmissions for the Sprinter

With the launch of the new OM651, the Sprinter is now available with a fuel-efficient four-cylinder diesel engine that fulfills the Euro 5 emission limits without any modifications and which can also be ordered with Enhanced Environmentally-friendly Vehicle (EEV) certification. In combination with the newly developed Eco–6-Speed transmission, fuel savings of up to 1.5 liters of diesel per 100 kilometers are possible.

Products from Mercedes-Benz Vans proved to be highly popular with customers and industry experts once again in the second quarter of 2009. Mercedes-Benz Vans underscored its claim to be best in the segment by winning the “Best Commercial Vehicles 2009” award and with first place for the Sprinter for the thirteenth year in succession and 3rd place for the Vito in the category of commercial vehicles up to 3.5 tons.

Q1-2

Amounts in millions of €	Q1-2 2009	Q1-2 2008	% change

EBIT	(101)	448	.
Revenue	2,772	4,892	-43
Unit sales	70,705	147,255	-52
Production	65,319	161,691	-60
Employees (June 30)	15,773	17,840	-12

Unit sales	Q1-2 2009	Q1-2 2008	% change

Total	70,705	147,255	-52
Western Europe	54,789	103,905	-47
Germany	25,558	35,229	-27
United States	288	11,798	-98
Latin America (excluding Mexico)	3,947	6,058	-35
Asia	2,249	4,008	-44
Other markets	9,432	21,486	-56

Daimler Buses

Sales of 8,300 buses and chassis (Q2 2008: 11,100)

Continued worldwide market leadership

Ongoing positive development in city bus business

Significantly positive EBIT once again

Amounts in millions of €	Q2 2009	Q2 2008	% change

EBIT	49	170	-71
Revenue	1,103	1,321	-17
Unit sales	8,292	11,066	-25
Production	7,784	11,818	-34
Employees (June 30)	17,424	17,573	-1

Unit sales	Q2 2009	Q2 2008	% change

Total	8,292	11,066	-25
Western Europe	1,669	2,033	-18
Germany	615	699	-12
NAFTA	957	1,723	-44
Latin America (excluding Mexico)	4,159	5,641	-26
Other markets	1,507	1,669	-10

Earnings impacted by worldwide declining demand

Daimler Buses sold 8,300 buses and chassis in the second quarter of this year (Q2 2008: 11,100). As a result of the recession, demand for chassis in Latin America was particularly weak. Due to positive structural effects, revenue fell at a lower rate (-17%) than unit sales to €1,103 million. EBIT of €49 million was also below the figure for the prior-year quarter (€170 million).

Daimler Buses strengthens its market leadership

In Western Europe, Daimler Buses sold 1,700 (Q2 2008: 2,000) buses and chassis of the Mercedes-Benz and Setra brands. Once again, unit sales of city buses remained stable, but unit sales of coaches declined, so it was not possible to match the high prior-year figure. In Germany, we sold 600 buses (Q2 2008: 700) and strengthened our market position with a market share of 57.4% (Q2 2008: 53.3%).

In the NAFTA region, unit sales declined by 44% to 1,000 units. Due to the strong demand for Orion-branded city buses in North America, sales of 264 units were just above the prior-year level (+2%). The negative effects from the economic crisis led to a decline to 670 buses and chassis sold in the Mexican market (Q2 2008: 1,420).

In Latin America, Daimler Buses posted unit sales of 4,200 units (Q2 2008: 5,600). Following very high unit sales in the prior-year quarter, the effects of the economic crisis became very apparent also in this region.

Additional major orders gained

The division’s business with city buses in Europe continued its positive development, with additional major orders obtained in the second quarter: Daimler Buses won an EU-wide invitation to tender by the Berlin public transport authority and will supply 144 Mercedes-Benz Citaro LE city buses for use in Germany’s capital city. Deliveries will start in October 2009 and will be spread over four years, and 50 buses will be handed over this year alone.

We also received a follow-up order for 200 more Mercedes-Benz Conecto buses from the state-owned public transport authority in Tashkent, Uzbekistan.

In the United States, the Setra brand received an order for 30 Setra S 417 coaches from Compass Transportation in San Francisco.

Fuel-cell bus presented to the public

The new Mercedes-Benz Citaro FuelCELL-Hybrid city bus had its world premiere at the UITP World Congress of public transport authorities in Vienna at the beginning of June. This fuel-cell hybrid bus is the first vehicle of the new generation of omnibuses with fuel cells from Daimler Buses. It combines the advantages of the Citaro G BlueTec Hybrid, which was presented a few months ago and combines diesel and electric drive, with those of the Citaro fuel-cell buses, which run on hydrogen and have been tried and tested in fleet trials. The Mercedes-Benz Citaro FuelCELL-Hybrid does not emit any pollutants and operates almost noiselessly; it is thus ideally suited for use in inner cities and metropolises.

Q1-2

Amounts in millions of €	Q1-2 2009	Q1-2 2008	% change

EBIT	114	245	-53
Revenue	2,007	2,240	-10
Unit sales	15,112	20,243	-25
Production	15,465	21,808	-29
Employees (June 30)	17,424	17,573	-1

Unit sales	Q1-2 2009	Q1-2 2008	% change

Total	15,112	20,243	-25
Western Europe	2,788	3,076	-9
Germany	1,044	1,094	-5
NAFTA	2,113	3,072	-31
Latin America (excluding Mexico)	7,525	11,295	-33
Other markets	2,686	2,800	-4

Daimler Financial Services

Contract volume at prior-year level

Measures taken to reduce costs

Daimler Financial Services praised for dealer and customer satisfaction

EBIT of €79 million (Q2 2008: €183 million)

Amounts in millions of €	Q2 2009	Q2 2008	% change

EBIT	79	183	-57
Revenue	3,108	2,877	+8
New business	6,543	7,772	-16
Contract volume	60,298	60,399	0
Employees (June 30)	6,839	7,214	-5

Contract volume at prior-year level

At the end of the second quarter, Daimler Financial Services’ contract volume amounted to €60.3 billion, close to the level of a year earlier but 5% lower than at December 31, 2008. Adjusted for exchange-rate effects, there was a decrease of 6% from the level at the end of 2008. Compared to the second quarter of 2008, new business decreased by 16% to €6.5 billion. EBIT for the period amounted to €79 million (Q2 2008: €183 million).

Further measures taken to reduce costs

Daimler Financial Services took further measures worldwide to increase efficiency and reduce refinancing expenses for the leasing and financing business in the second quarter. Among other actions, corporate bonds were placed for the first time in the local capital market in Argentina. The German Mercedes-Benz Bank established a new branch in the United Kingdom to refinance the wholesale portfolio in that country. Worldwide cost of risk remained at a higher level than in the prior-year quarter.

Daimler Financial Services gained first place in various studies of dealer and customer satisfaction in the second quarter. Mercedes-Benz Financial in Canada ranked number one in retail leasing in the J.D. Power dealer satisfaction survey. Mercedes-Benz Bank in Germany was voted best financial services provider in the premium segment in the “Autohaus” Bankenmonitor 2009. And a dealer satisfaction survey in Australia rated Mercedes-Benz Financial Services the number one financer in the country.

Intensified customer-retention activities

In the Europe, Africa & Asia/Pacific region, contract volume of €36.2 billion at the end of the quarter was of the same magnitude as a year earlier (€36.4 billion). In collaboration with the Mercedes-Benz Cars division, a uniform process for strengthening customer retention was introduced in 16 of the region’s major markets. The goal is to persuade more customers to sign a follow-up contract by making attractive offers when their current leasing or financing contracts expire.

In the insurance business, Daimler Financial Services expanded its product portfolio in various markets. In France, we launched a new comprehensive insurance policy for trucks, and new warranty insurance products were launched in Spain and Portugal.

Mercedes-Benz Bank’s contract volume in Germany was stable at €16.6 billion (end of Q2 2008: €16.5 billion). In the direct banking business, the total deposit volume increased significantly compared with a year earlier to €13.6 billion (end of Q2 2008: €5.1 billion). The deposit volume more than doubled compared to the end of 2008 and contributed substantially to the increase in the Daimler Group’s gross liquidity. Mercedes-Benz Bank launched its “Business-Leasing plus” mobility package for business customers in May. It consists of a leasing contract, a service card, and auto insurance with stable premiums also in the case of claims.

Efficiency improvements in the United States

At the end of the second quarter, contract volume in the Americas region amounted to €24.1 billion, which was stable compared to prior-year level of €24.0 billion. Adjusted for exchange-rate effects, there was a decrease of 7%. In the United States, additional measures were taken to increase efficiency and reduce costs.

Q1-2

Amounts in millions of €	Q1-2 2009	Q1-2 2008	% change

EBIT	(88)	351	.
Revenue	6,258	5,691	+10
New business	12,405	14,427	-14
Contract volume	60,298	60,399	0
Employees (June 30)	6,839	7,214	-5

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Income (Loss) Q2

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	Q2 2009	Q2 2008	Q2 2009	Q2 2008	Q2 2009	Q2 2008

Revenue	19,612	26,005	16,504	23,128	3,108	2,877
Cost of sales	(16,491)	(19,524)	(13,654)	(17,031)	(2,837)	(2,493)
Gross profit	3,121	6,481	2,850	6,097	271	384
Selling expenses	(1,899)	(2,279)	(1,821)	(2,191)	(78)	(88)
General administrative expenses	(798)	(938)	(681)	(811)	(117)	(127)
Research and non-capitalized development costs	(802)	(831)	(802)	(831)	—	—
Other operating income, net	50	29	47	21	3	8
Share of profit (loss) from investments accounted for using the equity method, net	7	(277)	8	(280)	(1)	3
Other financial income (expense), net	(684)	(132)	(685)	(135)	1	3
Earnings before interest and taxes (EBIT)(1)	(1,005)	2,053	(1,084)	1,870	79	183
Interest income (expense), net	(207)	24	(205)	26	(2)	(2)
Profit (loss) before income taxes	(1,212)	2,077	(1,289)	1,896	77	181
Income tax benefit (expense)	150	(665)	176	(596)	(26)	(69)
Net profit (loss) from continuing operations	(1,062)	1,412	(1,113)	1,300	51	112
Net loss from discontinued operations	—	(17)	—	(17)	—	—
Net profit (loss)	(1,062)	1,395	(1,113)	1,283	51	112
Minority interest	46	(42)
Profit (loss) attributable to shareholders of Daimler AG	(1,016)	1,353

Earnings (loss) per share (in €)
for profit (loss) attributable to shareholders of Daimler AG
Basic
Net profit (loss) from continuing operations	(0.99)	1.42
Net loss from discontinued operations	—	(0.02)
Net profit (loss)	(0.99)	1.40
Diluted
Net profit (loss) from continuing operations	(0.99)	1.42
Net loss from discontinued operations	—	(0.02)
Net profit (loss)	(0.99)	1.40

(1)  EBIT includes expenses from the compounding of provisions (2009: €278 million; 2008: €101 million).

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Income (Loss) Q1-2

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	Q1-2 2009	Q1-2 2008	Q1-2 2009	Q1-2 2008	Q1-2 2009	Q1-2 2008

Revenue	38,291	50,003	32,033	44,312	6,258	5,691
Cost of sales	(32,895)	(37,993)	(26,943)	(33,063)	(5,952)	(4,930)
Gross profit	5,396	12,010	5,090	11,249	306	761
Selling expenses	(3,772)	(4,271)	(3,608)	(4,101)	(164)	(170)
General administrative expenses	(1,720)	(1,866)	(1,484)	(1,604)	(236)	(262)
Research and non-capitalized development costs	(1,587)	(1,613)	(1,587)	(1,613)	—	—
Other operating income, net	113	643	107	624	6	19
Share of profit (loss) from investments accounted for using the equity method, net	88	(530)	86	(534)	2	4
Other financial expense, net	(949)	(344)	(947)	(343)	(2)	(1)
Earnings before interest and taxes (EBIT)(1)	(2,431)	4,029	(2,343)	3,678	(88)	351
Interest income (expense), net	(412)	57	(407)	62	(5)	(5)
Profit (loss) before income taxes	(2,843)	4,086	(2,750)	3,740	(93)	346
Income tax benefit (expense)	495	(1,339)	476	(1,191)	19	(148)
Net profit (loss) from continuing operations	(2,348)	2,747	(2,274)	2,549	(74)	198
Net loss from discontinued operations	—	(20)	—	(20)	—	—
Net profit (loss)	(2,348)	2,727	(2,274)	2,529	(74)	198
Minority interest	15	(83)
Profit (loss) attributable to shareholders of Daimler AG	(2,333)	2,644

Earnings (loss) per share (in €) for profit (loss) attributable to shareholders of Daimler AG
Basic
Net profit (loss) from continuing operations	(2.37)	2.72
Net loss from discontinued operations	—	(0.02)
Net profit (loss)	(2.37)	2.70
Diluted
Net profit (loss) from continuing operations	(2.37)	2.71
Net loss from discontinued operations	—	(0.02)
Net profit (loss)	(2.37)	2.69

(1)  EBIT includes expenses from the compounding of provisions (2009: €638 million; 2008: €214 million).

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Comprehensive Income (Loss) Q2

	Consolidated
Amounts in millions of €	Q2 2009	Q2 2008

Net profit (loss)	(1,062)	1,395
Unrealized gains (losses) from currency translation adjustments	(105)	58
Unrealized gains (losses) from financial assets available for sale	50	(97)
Unrealized gains (losses) from derivative financial instruments	33	(255)
Unrealized gains (losses) from investments accounted for using the equity method	(167)	69
Other comprehensive loss, net of taxes	(189)	(225)
Total comprehensive income (loss)	(1,251)	1,170
Thereof minority interest	(98)	73
Thereof profit (loss) attributable to shareholders of Daimler AG	(1,153)	1,097

Unaudited Consolidated Statement of Comprehensive Income (Loss) Q1-2

	Consolidated
Amounts in millions of €	Q1-2 2009	Q1-2 2008

Net profit (loss)	(2,348)	2,727
Unrealized gains (losses) from currency translation adjustments	171	(569)
Unrealized gains (losses) from financial assets available for sale	55	(176)
Unrealized gains (losses) from derivative financial instruments	(142)	175
Unrealized gains (losses) from investments accounted for using the equity method	(373)	131
Other comprehensive loss, net of taxes	(289)	(439)
Total comprehensive income (loss)	(2,637)	2,288
Thereof minority interest	(127)	69
Thereof profit (loss) attributable to shareholders of Daimler AG	(2,510)	2,219

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Consolidated Statement of Financial Position

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	At June 30, 2009	At Dec. 31, 2008	At June 30, 2009	At Dec. 31, 2008	At June 30, 2009	At Dec. 31, 2008
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)

Assets
Intangible assets	6,348	6,037	6,279	5,964	69	73
Property, plant and equipment	16,030	16,087	15,971	16,022	59	65
Equipment on operating leases	17,502	18,672	7,087	7,185	10,415	11,487
Investments accounted for using the equity method	3,935	4,319	3,880	4,258	55	61
Receivables from financial services	24,237	25,003	(226)	(302)	24,463	25,305
Other financial assets	3,204	3,278	2,622	3,060	582	218
Deferred tax assets	3,042	2,828	2,643	2,544	399	284
Other assets	496	606	344	454	152	152
Total non-current assets	74,794	76,830	38,600	39,185	36,194	37,645
Inventories	13,618	16,805	13,192	16,244	426	561
Trade receivables	5,984	6,999	5,713	6,793	271	206
Receivables from financial services	16,613	17,384	(126)	(67)	16,739	17,451
Cash and cash equivalents	13,928	6,912	9,432	4,664	4,496	2,248
Other financial assets	7,669	4,718	408	(2,489)	7,261	7,207
Other assets	2,386	2,571	49	181	2,337	2,390
Total current assets	60,198	55,389	28,668	25,326	31,530	30,063
Total assets	134,992	132,219	67,268	64,511	67,724	67,708

Equity and liabilities
Share capital	3,044	2,768
Capital reserves	11,870	10,204
Retained earnings	16,470	19,359
Other reserves	151	328
Treasury shares	(1,443)	(1,443)
Equity attributable to shareholders of Daimler AG	30,092	31,216
Minority interest	1,320	1,508
Total equity	31,412	32,724	26,743	28,092	4,669	4,632
Provisions for pensions and similar obligations	4,323	4,140	4,145	3,969	178	171
Provisions for income taxes	2,528	1,582	2,526	1,579	2	3
Provisions for other risks	4,914	4,910	4,797	4,801	117	109
Financing liabilities	32,517	31,209	14,050	10,505	18,467	20,704
Other financial liabilities	1,946	1,942	1,868	1,846	78	96
Deferred tax liabilities	1,070	1,725	(3,673)	(3,171)	4,743	4,896
Deferred income	1,695	1,728	1,106	1,210	589	518
Other liabilities	88	77	88	78	—	(1)
Total non-current liabilities	49,081	47,313	24,907	20,817	24,174	26,496
Trade payables	5,902	6,478	5,699	6,268	203	210
Provisions for income taxes	402	774	(476)	39	878	735
Provisions for other risks	6,458	6,830	6,243	6,647	215	183
Financing liabilities	31,504	27,428	(3,711)	(6,057)	35,215	33,485
Other financial liabilities	7,729	8,376	6,314	7,193	1,415	1,183
Deferred income	1,183	1,239	501	573	682	666
Other liabilities	1,321	1,057	1,048	939	273	118
Total current liabilities	54,499	52,182	15,618	15,602	38,881	36,580
Total equity and liabilities	134,992	132,219	67,268	64,511	67,724	67,708

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Changes in Equity

Amounts in millions of €	Share capital	Capital reserves	Retained earnings	Currency translation adjustment	Financial assets available for sale	Derivative financial instruments	Other reserves Share of investments accounted for using the equity method	Treasury shares	Equity attributable to shareholders of Daimler AG	Minority interests	Total equity

Balance at January 1, 2008	2,766	10,221	22,656	(412)	296	630	561	—	36,718	1,512	38,230
Net profit	—	—	2,644	—	—	—	—	—	2,644	83	2,727
Unrealized gains (losses)	—	—	—	(563)	(176)	249	177	—	(313)	(16)	(329)
Deferred taxes on unrealized gains (losses)	—	—	—	—	1	(72)	(41)	—	(112)	2	(110)
Total comprehensive income (loss)	—	—	2,644	(563)	(175)	177	136	—	2,219	69	2,288
Dividends	—	—	(1,928)	—	—	—	—	—	(1,928)	(60)	(1,988)
Share-based payments	—	(11)	—	—	—	—	—	—	(11)	—	(11)
Issue of new shares	1	16	—	—	—	—	—	—	17	—	17
Acquisition of treasury shares	—	—	—	—	—	—	—	(3,018)	(3,018)	—	(3,018)
Issue of treasury shares	—	—	—	—	—	—	—	25	25	—	25
Retirement of own shares	—	—	(2,717)	—	—	—	—	2,717	—	—	—
Other	—	9	—	—	—	—	—	—	9	20	29
Balance at June 30, 2008	2,767	10,235	20,655	(975)	121	807	697	(276)	34,031	1,541	35,572

Balance at January 1, 2009	2,768	10,204	19,359	(493)	23	576	222	(1,443)	31,216	1,508	32,724
Net profit (loss)	—	—	(2,333)	—	—	—	—	—	(2,333)	(15)	(2,348)
Unrealized gains (losses)	—	—	—	181	60	(194)	(428)	—	(381)	(172)	(553)
Deferred taxes on unrealized gains (losses)	—	—	—	—	(5)	53	156	—	204	60	264
Total comprehensive income (loss)	—	—	(2,333)	181	55	(141)	(272)	—	(2,510)	(127)	(2,637)
Dividends	—	—	(556)	—	—	—	—	—	(556)	(52)	(608)
Share-based payments	—	—	—	—	—	—	—	—	—	—	—
Issue of new shares	276	1,671	—	—	—	—	—	—	1,947	—	1,947
Other	—	(5)	—	—	—	—	—	—	(5)	(9)	(14)
Balance at June 30, 2009	3,044	11,870	16,470	(312)	78	435	(50)	(1,443)	30,092	1,320	31,412

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Unaudited Consolidated Statement of Cash Flows

	Consolidated		Industrial Business		Daimler Financial Services
Amounts in millions of €	Q1-2 2009	Q1-2 2008	Q1-2 2009	Q1-2 2008	Q1-2 2009	Q1-2 2008

Net profit (loss) adjusted for	(2,348)	2,727	(2,274)	2,529	(74)	198
Depreciation and amortization	1,623	1,492	1,606	1,477	17	15
Other non-cash expense and income	(914)	1,436	(749)	997	(165)	439
Gains (losses) on disposals of assets	6	(624)	5	(605)	1	(19)
Change in operating assets and liabilities
– Inventories	3,332	(2,457)	3,297	(2,421)	35	(36)
– Trade receivables	1,054	(1,086)	1,103	(1,033)	(49)	(53)
– Trade payables	(595)	1,366	(585)	1,325	(10)	41
– Receivables from financial services	2,272	(1,313)	(259)	71	2,531	(1,384)
– Vehicles on operating leases	1,251	(293)	65	68	1,186	(361)
– Other operating assets and liabilities	745	104	(91)	126	836	(22)
Cash provided by (used for) operating activities	6,426	1,352	2,118	2,534	4,308	(1,182)
Additions to property, plant and equipment	(1,242)	(1,536)	(1,235)	(1,518)	(7)	(18)
Additions to intangible assets	(740)	(651)	(737)	(640)	(3)	(11)
Proceeds from disposals of property, plant and equipment and intangible assets	140	1,389	133	1,384	7	5
Investments in businesses	(126)	(672)	(126)	(672)	—	—
Proceeds from disposals of businesses	12	325	11	283	1	42
Acquisition of securities (other than trading)	(7,615)	(5,188)	(6,730)	(5,188)	(885)	—
Proceeds from sales of securities (other than trading)	3,826	5,226	3,826	5,166	—	60
Change in other cash	56	(918)	68	(920)	(12)	2
Cash provided by (used for) investing activities	(5,689)	(2,025)	(4,790)	(2,105)	(899)	80
Change in financing liabilities	5,070	(3,838)	6,318	(5,062)	(1,248)	1,224
Dividends paid (including profit transferred from subsidiaries)	(608)	(1,988)	(607)	(1,965)	(1)	(23)
Proceeds from issuance of share capital (including minority interest)	1,947	42	1,833	—	114	42
Purchase of treasury shares	—	(3,018)	—	(3,018)	—	—
Cash provided by (used for) financing activities	6,409	(8,802)	7,544	(10,045)	(1,135)	1,243
Effect of foreign exchange-rate changes on cash and cash equivalents	(130)	(565)	(104)	(554)	(26)	(11)
Net increase (decrease) in cash and cash equivalents	7,016	(10,040)	4,768	(10,170)	2,248	130
Cash and cash equivalents at the beginning of the period	6,912	15,631	4,664	14,894	2,248	737
Cash and cash equivalents at the end of the period	13,928	5,591	9,432	4,724	4,496	867

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements

Daimler AG and Subsidiaries

Notes to the Unaudited Interim Consolidated Financial Statements

1. Presentation of the Interim Consolidated Financial Statements

General. These unaudited interim consolidated financial statements (interim financial statements) of Daimler AG and its subsidiaries (“Daimler” or “the Group”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.” The interim financial statements also provide all the information required by International Financial Reporting Standards (IFRS), as adopted by the European Union.

Daimler AG is a stock corporation organized under the laws of the Federal Republic of Germany. Daimler AG is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstraße 137, 70327 Stuttgart, Germany.

The interim financial statements of the Daimler Group are presented in euros (€).

All significant intercompany accounts and transactions have been eliminated. In the opinion of the management, the interim financial statements reflect all adjustments (i.e. normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or for the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2008 audited IFRS consolidated financial statements and notes thereto which Daimler published on February 27, 2009 and which were included in Daimler’s 2008 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC). The accounting policies applied by the Group in these interim financial statements are principally the same as those applied in the audited IFRS consolidated financial statements as at and for the year ended December 31, 2008.

With the amendment of IAS 1 “Presentation of Financial Statements” the consolidated financial statements contain in addition to the consolidated statement of income (loss) a consolidated statement of comprehensive income (loss). The latter comprises the profit or loss of the reporting period as well as equity changes other than those changes resulting from transactions with owners in their capacity as owners that are not recognized in profit or loss (other comprehensive income or loss).

Commercial practice with respect to certain products manufactured by Daimler necessitates that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by the activities of its financial services business. To enhance readers’ understanding of the Group’s financial position, cash flows and operating results, the accompanying interim consolidated financial statements also present unaudited information with respect to the Group’s industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations, cash flows and the financial position of the Group’s industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have generally been allocated to the industrial business columns.

Preparation of interim financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenue and expenses for the reporting period. Actual amounts could differ from those estimates.

IFRS adopted and changes in accounting policies. In May 2008, the IASB published its omnibus standard for improvements to International Financial Reporting Standards (IFRS). One of the improvements is an amendment to the presentation of the derecognition of assets held for rental. Proceeds from the sale of assets held for rental in the course of ordinary activities have to be recognized as revenue in accordance with the amended IAS 16 “Property, Plant and Equipment.” Cash flows in conjunction with these sales are shown under cash flows from operating activities in accordance with the amended IAS 7 “Statement of Cash Flows.” Daimler applies these amendments as of January 1, 2009 and has adjusted prior-year presentations accordingly. As a result, revenue and cost of sales recognized in the consolidated statements of income for the three- and six-month periods ended June 30, 2009 each increased by €768 million and €1,544 million (2008: €623 million and €1,166 million). The changes in the presentation of the consolidated statement of cash flows result in  cash flows from vehicles on operating leases of the financial services business being presented within “Cash provided by (used for) operating activities” in the separate line item “Vehicles on operating leases” together with the cash flows from vehicles on operating leases of the industrial business. This change in classification resulted in decreases of €304 million and €618 million in “Cash provided by (used for) operating activities” in the three- and six-month periods ended June 30, 2009 (2008: decreases of €700 million and €1,389 million). “Cash provided by (used for) investing activities” changed to the same extent in both periods due to this reclassification.

In connection with this mandatory reclassification of cash flows from vehicles on operating leases of the financial services business, the Group decided also to reclassify changes in receivables from financial services from “Cash provided by (used for) investing activities” to “Cash provided by (used for) operating activities.” This change in classification resulted in an increase of €219 million and €767 million in “Cash provided by (used for) operating activities” in the three- and six-month periods ended June 30, 2009 (2008: decreases of €717 million and €759 million). This additional reclassification harmonizes the presentation of changes in the entire sales financing and leasing portfolio of the financial services business in the Group’s consolidated statements of cash flows within “Cash provided by (used for) operating activities.”

Discontinued operations. Adjustments of the loss related to the transfer of the majority interest in Chrysler in 2007 are presented as discontinued operations in the Group’s consolidated statements of income (loss) (see Note 2).

2. Significant dispositions of interests in companies and other disposals of assets and liabilities

Chrysler. Based on a binding term sheet signed in April 2009, Daimler and Cerberus entered into a redemption agreement in June 2009. As a result, Daimler no longer has any equity interest in Chrysler Holding LLC (Chrysler Holding) or its subsidiaries and all Daimler representatives resigned from the boards of Chrysler Holding and its subsidiaries.

The binding term sheet also provided for a settlement agreement covering issues relating to Chrysler in which Daimler, the US Pension Benefit Guaranty Corporation (PBGC), Chrysler LLC (Chrysler) and Cerberus entered into in June 2009. Among other matters, Chrysler and Cerberus waived all claims that might arise from the representations and warranties made in the contribution agreement dated August 3, 2007, including claims by Cerberus that Daimler allegedly improperly managed certain issues in the period between the signing of the contribution agreement and the conclusion of the transaction, as well as certain other claims against Daimler.

In addition, in June 2009, Daimler has paid US $200 million into Chrysler’s pension plans and will make further payments of US $200 million in each of the next two years. The 2007 Daimler pension guarantee of US $1 billion vis-à-vis the PBGC has been replaced by a new guarantee in an amount of US $200 million that will remain in place until August 2012.

Moreover, the settlement agreement provides for the forgiveness of Daimler’s receivables in connection with a subordinated loan and a credit line which was drawn in 2008. The nominal amounts of these receivables, which were fully impaired at December 31, 2008, were US $0.4 billion and US $1.5 billion. However, the forgiveness of the US $1.5 billion second lien loan by Daimler is subject to the condition that certain unsecured creditors of Chrysler, represented by a committee under US bankruptcy law, will not bring litigation against Daimler in the course of the current Chrysler bankruptcy proceedings.

The effect on EBIT from the contractual agreements described above for the three months ended June 30, 2009 was €(378) million in total and is included in the reconciliation of total segments’ EBIT to Group EBIT.

In connection with the legal transfer of Chrysler’s international sales activities to Chrysler in the first quarter 2009 and due to the valuation of Chrysler-related assets the Group recorded a total gain (loss) before income taxes of €(9) million and €31 million for the three- and six-month periods ended June 30, 2009. These gains (losses) are included in the reconciliation of total segments’ EBIT to Group EBIT in the segment reporting.

In the three- and six-month periods ended June 30, 2008, the Group recorded impairment charges of €17 million and €168 million following a decline in the value of an asset whose future cash flows were contingent upon the occurrence of certain events, in particular the development of residual values of leased Chrysler vehicles. This impairment charge is included in the reconciliation of total segments’ EBIT to Group EBIT in the segment reporting.

Net loss from discontinued operations for the three- and six-month periods ended June 30, 2008 amounted to €17 million and €20 million and reflects adjustments of the loss in connection with the transfer of the majority interest in Chrysler in 2007.

Potsdamer Platz. The sale of real-estate properties at Potsdamer Platz to the SEB Group resulted in a cash inflow of €1.3 billion in the six months ended June 30, 2008 (in addition €0.1 billion cash inflow in 2007). This transaction had a positive effect of €449 million on Group EBIT in the six months ended June 30, 2008. The gain is included in the reconciliation of total segments EBIT to Group EBIT in the segment reporting.

3. Functional costs

Daimler Trucks. In response to continuing depressed demand across the industry and structural changes in the company’s core markets, the Group adopted a wide-ranging plan in October 2008 to optimize and reposition the business operations of its subsidiary Daimler Trucks North America (DTNA). Relating to this plan, the Group recorded further charges of €13 million and €58 million in the three- and six-months periods ended June 30, 2009. Of these charges, a gain of €1 million and expenses of €18 million are included within cost of sales, expenses of €3 million and €19 million within selling expenses, expenses of €1 million each within research and non-capitalized development costs, expenses of €8 million and €18 million within general administrative expenses and expenses of €2 million each within other operating income, net, in the consolidated statements of income (loss) for the three- and six-month periods ended June 30, 2009. The measures initiated resulted in cash outflows of €60 million and €111 million in the three- and six-month periods ended June 30, 2009.

In May 2009, the Board of Management of Daimler AG decided on a major realignment of the operations of its subsidiary Mitsubishi Fuso Truck and Bus Corporation (MFTBC). Measures provided for in the plan include the streamlining of the product portfolio, the realignment of manufacturing sites, the streamlining of the retail network in Japan, and other efficiency improvements. In connection with these measures, the Group anticipates, among other things, the relocation and idling of selected production sites, headcount reductions of up to 2,300 employees by the end of 2010, and a reduction of the dealer network. As a result of this plan, the Group recorded charges of €204 million in the second quarter of 2009, of which €45 million is included within cost of sales, €124 million within selling expenses, €23 million within general administrative expenses and €12 million within research and non-capitalized development costs in the consolidated statements of income. The charges primarily relate to headcount reduction measures (€110 million) and to accelerated depreciation as a result of the reduction of useful lives (€27 million). The premature termination of utilization of leased assets led to charges of €25 million.

For the measures initiated, the Group recognized provisions of €171 million at June 30, 2009, which are included in provisions for other risks and are expected to lead to payments in the remaining six months of 2009 and in 2010.

4. Investments accounted for using the equity method

EADS. As of June 30, 2009, the European Aeronautic Defence and Space Company EADS N.V. (EADS) was the most significant investee accounted for using the equity method. The Group principally includes its proportionate share in the income (loss) of EADS with a time lag of three months and reports the results in the reconciliation of total segments’ EBIT to Group EBIT in the segment reporting.

Daimler’s proportionate share in the income of EADS for the three- and six-month periods ended June 30, 2009 was €15 million and €98 million (2008: €32 million and €54 million) including investor-level adjustments. The carrying amount of the Group’s investment in EADS at June 30, 2009 was €2,555 million (December 31, 2008: €2,886 million).

In 2004, Daimler entered into a securities lending agreement concerning an approximate 3% equity interest in EADS shares. Simultaneously, the Group also entered into interrelated option contracts. The Group had exercised all option rights by the end of the third quarter of 2008. In the three- and six-month periods ended June 30, 2008, the transfer of equity interests in EADS resulted in gains of €45 million and €88 million before income taxes. In the three months ended June 30, 2008, the mark-to-market valuation of option rights not yet exercised resulted in an unrealized loss of €10 million before income taxes. In the six months ended June 30, 2008, the mark-to-market valuation of option rights not yet exercised resulted in an unrealized gain of €49 million before income taxes.

Chrysler. As of December 31, 2008, the carrying amount of the Group’s equity interest in Chrysler Holding and the carrying amounts of the subordinated loans granted to Chrysler were reduced to zero. As a result, until the redemption of the remaining interest in Chrysler Holding on June 3, 2009, the equity-method accounting of the Group’s 19.9% equity interest in Chrysler Holding did not result in a further impact on Daimler’s EBIT (see also Note 2). For the three- and six-month periods ended June 30, 2008, the Group’s proportionate share in the loss of Chrysler Holding negatively impacted Group EBIT by €356 million and €696 million.

5. Intangible assets

Intangible assets are comprised of the following:

Amounts in millions of €	At June 30, 2009	At Dec. 31, 2008

Goodwill	673	660
Development costs	5,087	4,716
Other intangible assets	588	661
	6,348	6,037

6. Inventories

Inventories are comprised of the following:

Amounts in millions of €	At June 30, 2009	At Dec. 31, 2008

Raw materials and manufacturing supplies	1,656	1,725
Work in progress	1,786	1,880
Finished goods, parts and products held for resale	10,138	13,066
Advance payments to suppliers	38	134
	13,618	16,805

7. Equity

The resolution issued by the Annual Meeting on April 9, 2008 that authorized Daimler AG to acquire, until October 9, 2009, treasury shares for certain predefined purposes up to 10% of the share capital as of the day of the resolution was terminated by resolution of the Annual Meeting on April 8, 2009 insofar as it had not been utilized. Simultaneously, Daimler was again authorized to acquire, until October 8, 2010, treasury shares for certain predefined purposes, i.e. for the purpose of cancellation and to meet subscription rights arising from stock option programs, up to 10% of the share capital as of date of that resolution.

37.1 million treasury shares, repurchased under the resolution of the Annual Meeting on April 9, 2008, were still held by Daimler AG as of June 30, 2009.

By way of a resolution adopted at the Annual Meeting on April 9, 2008, the Board of Management was authorized, with the consent of the Supervisory Board, to increase Daimler AG’s capital in the period until April 8, 2013 by a total of €500 million by issuing new registered no par value shares in exchange for cash contributions and by a total of €500 million by issuing new registered no par value shares in exchange for non-cash contributions (Authorized Capital I and II). The Board of Management was also authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights under certain conditions. Under partial utilization of the authorized capital, the Board of Management decided, with the consent of the Supervisory Board of March 22, 2009, to increase Daimler AG’s share capital of €2,768 million by €276 million to €3,044 million in exchange for cash contributions, excluding any shareholders’ subscription rights, by issuing 96.4 million new registered no par value shares at an issue price of €20.27 per share to Semare Beteiligungsverwaltungsgesellschaft mbH. Semare Beteiligungsverwaltungsgesellschaft mbH is an indirect subsidiary of Aabar Investments PJSC (Aabar), Abu Dhabi. The capital increase became effective upon entry in the Commercial Register (“Handelsregister”) on March 24, 2009. Resulting transaction costs of €7 million (net of taxes) were deducted from capital reserves. The new shares are entitled to dividends for the first time for the financial year beginning on January 1, 2009.

The Annual Meeting on April 8, 2009 authorized the Board of Management again, with the consent of the Supervisory Board, to increase Daimler AG’s share capital in the period until April 7, 2014 by a total of €1,000 million in one lump sum or by separate partial amounts at different times by issuing new, registered no par value shares in exchange for cash and/or non-cash contributions (Approved Capital 2009). Among other things, the Board of Management was authorized with the consent of the Supervisory Board to exclude shareholders’ subscription rights under certain conditions. In this context, the Annual Meeting further resolved to cancel the former Authorized Capital I and II with effect as of the time when the new Approved Capital 2009 becomes effective, but only to the extent that it had not been utilized. The new Approved Capital 2009 and the cancellation of the remaining former Authorized Capital I and II came into effect with their entry in the Commercial Register on June 5, 2009.

The Annual Meeting on April 8, 2009 also authorized Daimler to distribute a dividend of €556 million (€0.60 per share) from the unappropriated earnings for 2008 of Daimler AG. The dividend was paid out on April 9, 2009.

8. Pension obligations

Net pension cost. The components of net pension cost from defined benefit plans for the three-month periods ended June 30, 2009 and 2008 were as follows:

	Three months ended June 30, 2009			Three months ended June 30, 2008
Amounts in millions of €	Total	German plans	Non- German plans	Total	German plans	Non- German plans

Current service cost	74	55	19	85	69	16
Interest cost	212	183	29	204	179	25
Expected return on plan assets	(166)	(142)	(24)	(225)	(196)	(29)
Amortization of net actuarial losses	6	4	2	—	—	—
Net periodic pension cost	126	100	26	64	52	12
Curtailments and settlements	10	—	10	(6)	—	(6)
	136	100	36	58	52	6

For the six-month periods ended June 30, 2009 and 2008, the components of net pension cost from defined benefit plans were as follows:

	Six months ended June 30, 2009			Six months ended June 30, 2008
Amounts in millions of €	Total	German plans	Non- German plans	Total	German plans	Non- German plans

Current service cost	150	112	38	170	137	33
Interest cost	424	366	58	408	357	51
Expected return on plan assets	(331)	(284)	(47)	(448)	(391)	(57)
Amortization of net actuarial losses	13	7	6	—	—	—
Net periodic pension cost	256	201	55	130	103	27
Curtailments and settlements	11	—	11	(6)	—	(6)
	267	201	66	124	103	21

Contributions by the employer to plan assets. In the three- and six-month periods ended June 30, 2009, contributions by Daimler to the Group’s pension plans were €19 million and €52 million (2008: €13 million and €24 million).

9. Provisions for other risks

Provisions for other risks are comprised of the following:

	At June 30, 2009			At December 31, 2008
Amounts in millions of €	Current	Non-current	Total	Current	Non-current	Total

Product warranties	2,870	2,794	5,664	3,025	2,901	5,926
Sales incentives	762	.	762	887	.	887
Personnel and social costs	1,001	1,339	2,340	1,031	1,319	2,350
Other	1,825	781	2,606	1,887	690	2,577
	6,458	4,914	11,372	6,830	4,910	11,740

10. Financing liabilities

Financing liabilities are comprised of the following:

	At June 30, 2009			At December 31, 2008
Amounts in millions of €	Current	Non-current	Total	Current	Non-current	Total

Notes / bonds	11,922	21,227	33,149	11,158	22,935	34,093
Commercial paper	698	—	698	2,320	—	2,320
Liabilities to financial institutions	6,907	7,871	14,778	8,038	6,570	14,608
Deposits from the direct banking business	11,055	2,529	13,584	5,033	977	6,010
Liabilities from ABS transactions	447	403	850	370	327	697
Liabilities from finance leases	40	369	409	60	391	451
Loans, other financing liabilities	435	118	553	449	9	458
	31,504	32,517	64,021	27,428	31,209	58,637

11. Segment reporting

Segment information. At the beginning of 2009, the Group adjusted the presentation of its segment reporting. The business activities of Mercedes-Benz Vans and Daimler Buses, which were previously reported as part of Vans, Buses, Other, are presented separately. The other business activities of the Group which previously also formed part of Vans, Buses, Other and which primarily include the equity method investment in EADS are included in the column “Reconciliation” together with corporate items and eliminations of intersegment transactions. Prior-year figures have been adjusted accordingly. The Group’s proportionate share in the results of Chrysler Holding as well as other Chrysler-related gains and losses (see Notes 2 and 4) are included in the reconciliation of total segments’ EBIT to Group EBIT.

Segment information for the three-month periods ended June 30, 2009 and 2008 is as follows:

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Mercedes- Benz Vans	Daimler Buses	Daimler Financial Services	Total segments	Reconciliation	Consolidated

Three months ended June 30, 2009
Revenue	10,274	3,772	1,394	1,098	2,933	19,471	141	19,612
Intersegment revenue	294	445	87	5	175	1,006	(1,006)	—
Total revenue	10,568	4,217	1,481	1,103	3,108	20,477	(865)	19,612

Segment profit (loss) (EBIT)	(340)	(508)	(10)	49	79	(730)	(275)	(1,005)

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Mercedes- Benz Vans	Daimler Buses	Daimler Financial Services	Total segments	Reconciliation	Consolidated

Three months ended June 30, 2008
Revenue	12,470	6,848	2,412	1,319	2,754	25,803	202	26,005
Intersegment revenue	451	537	145	2	123	1,258	(1,258)	—
Total revenue	12,921	7,385	2,557	1,321	2,877	27,061	(1,056)	26,005

Segment profit (loss) (EBIT)	1,212	608	262	170	183	2,435	(382)	2,053

Segment information for the six-month periods ended June 30, 2009 and 2008 is as follows:

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Daimler Financial Services	Total segments	Reconciliation	Consolidated

Six months ended June 30, 2009
Revenue	19,095	8,361	2,633	1,992	5,932	38,013	278	38,291
Intersegment revenue	540	774	139	15	326	1,794	(1,794)	—
Total revenue	19,635	9,135	2,772	2,007	6,258	39,807	(1,516)	38,291

Segment profit (loss) (EBIT)	(1,463)	(650)	(101)	114	(88)	(2,188)	(243)	(2,431)

Amounts in millions of €	Mercedes- Benz Cars	Daimler Trucks	Mercedes-Benz Vans	Daimler Buses	Daimler Financial Services	Total segments	Reconciliation	Consolidated

Six months ended June 30, 2008
Revenue	24,727	12,539	4,654	2,229	5,448	49,597	406	50,003
Intersegment revenue	691	1,173	238	11	243	2,356	(2,356)	—
Total revenue	25,418	13,712	4,892	2,240	5,691	51,953	(1,950)	50,003

Segment profit (loss) (EBIT)	2,364	1,011	448	245	351	4,419	(390)	4,029

Reconciliation. Reconciliation of the total segments’ profit (loss) (EBIT) to profit (loss) before income taxes is as follows:

	Three months ended June 30,		Six months ended June 30,
Amounts in millions of €	2009	2008	2009	2008

Total segments’ profit (loss) (EBIT)	(730)	2,435	(2,188)	4,419
Equity method result EADS(1)	15	67	98	191
Equity method result Chrysler	—	(356)	—	(696)
Corporate items / Other	(408)	(76)	(480)	131
Eliminations	118	(17)	139	(16)
Group EBIT	(1,005)	2,053	(2,431)	4,029
Interest income (expense), net	(207)	24	(412)	57
Profit (loss) before income taxes	(1,212)	2,077	(2,843)	4,086

(1) The amounts for 2008 also include gains in connection with the transfer of equity interests in EADS.

The line item “Corporate items / Other” includes corporate items for which headquarters is responsible. Transactions between the segments are eliminated in the reconciliation.

12. Related party relationships

Associated companies and joint ventures. Most of the goods and services supplied within the ordinary course of business between the Group and related parties comprise transactions with associated companies and joint ventures. These transactions are included in the following tables:

	Sales of goods and services and other income				Purchases of goods and services and other expense
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
Amounts in millions of €	2009	2008	2009	2008	2009	2008	2009	2008

Associated companies	338	445	750	876	561	259	995	471
Joint ventures	96	67	148	116	5	—	20	—

	Receivables		Payables
Amounts in millions of €	At June 30, 2009	At Dec. 31, 2008	At June 30, 2009	At Dec. 30, 2008

Associated companies	199	592	38	1,370
Joint ventures	112	129	256	264

Income and expenses resulting from transactions with Chrysler that occurred before the redemption of the remaining 19.9% equity interest in Chrysler Holding on June 3, 2009 are included in the above table in the line “Associated companies.” Therein included is a gain before income taxes of €0.1 billion in connection with the legal transfer of Chrysler’s international sales activities to Chrysler in the first quarter of 2009. In addition, the Group has agreed to pay US $600 million in total to Chrysler’s pension plans in connection with the redemption of the 19.9% equity interest in Chrysler Holding (see Note 2); the respective expenses resulting from this agreement are also included in the above table. Due to the redemption of the equity interest in Chrysler Holding, receivables and payables at June 30, 2009 did not have to be reported.

Significant other goods and services supplied or received by the Group relate to the associated companies McLaren Group Ltd. and Tognum AG.

The transactions with joint ventures predominantly comprise the business relationship with Beijing Benz-DaimlerChrysler Automotive Corporation, Ltd.

In connection with the Group’s 45% equity interest in Toll Collect, Daimler has provided a number of guarantees for Toll Collect, which are not included in the table above (€155 million and €165 million as of June 30, 2009 and December 31, 2008 respectively).

Shareholder. The Group distributes vehicles in Turkey through a dealership, which also holds a minority interest in one of the Group’s subsidiaries. In addition, the Group has business relationships with vehicle importers in certain other countries that also hold minority interests in Group companies. For the three- and six-month periods ended June 30, 2009, revenue in connection with these transactions amounted to €67 million and €99 million (2008: €61 million and €110 million). Related to these transactions, the Group incurred expenses of €7 million and €14 million resulting primarily from the depreciation of purchased vehicles.

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Financial Calendar 2009 | 2010

Interim Report Q2 2009

July 29, 2009

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October 27, 2009

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Interim Report Q1 2010

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July 27, 2010

Interim Report Q3 2010

October 28, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: July 29, 2009